SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04
Company Registry (NIRE): 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional (BOVESPA: CSNA3; NYSE: SID) (“Company”), pursuant to the Material Fact and the Notice to the Market disclosed on March 27, 2017 and May 24, 2017, respectively, hereby informs its shareholders and the market in general that it has disclosed its audited financial statements for the fiscal year ended December 31, 2016 and that it has voluntarily restated the financial statements for the fiscal year ended December 31, 2015.

In addition, as stated in the Material Facts disclosed on May 15, 2017 and August 15, 2017, the conclusion of the above-mentioned works impacted the opening balances of the 2017 financial statements, which is why the Company has not disclosed the quarterly information for 2017 by the regulatory deadlines. As a result, considering the duty to inform and acting with diligence and transparency, the Company has decided to disclose to the market the preliminary unaudited results for the first, second and third quarters of 2017, which are, therefore, subject to independent auditors’ review, pursuant to the applicable legislation.

Said preliminary unaudited information related to fiscal year 2017 is attached to this material fact.

For further information, please contact the Company’s Investor Relations Department at (11) 3049-7585 or at invrel@csn.com.br.

São Paulo, October 30, 2017.

DAVID MOISE SALAMA
INVESTOR RELATIONS OFFICER

1Q17 Earnings Release

Unaudited

Companhia Siderúrgica Nacional (CSN) (BM & FBOVESPA: CSNA3) (NYSE: SID) exceptionally discloses its preliminary and unaudited results for the first quarter of 2017 (1Q17) and is therefore subject to adjustments and modifications by independent auditors review. The information disclosed in Brazilian Reais and prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB); and also in accordance with accounting practices adopted in Brazil and fully convergent with international accounting standards, issued by the Accounting Pronouncements Committee (CPC) and referenced by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of 09/01/2010. The below text encompasses the Company's consolidated results for the first quarter of 2017 (1Q17) and comparisons are for the fourth quarter of 2016 (4Q16) and for the first quarter of 2016 (1Q16) without Metallic, unless otherwise specified. The Real/U.S. Dollar exchange rate was R$3.1684 on March 31, 2017 and R$3.2591 on December 31, 2016.

The financial information contained herein for the first quarter of 2017 is preliminary and unaudited, and is therefore subject to adjustments and modifications as a result of an independent auditors' review.

Operating and Financial Highlights

•         EBITDA totaled R$1,333 million, 82% up on 1Q16, accompanied by an EBITDA margin of 28,7%, 11 p.p. higher than in the previous year.

•         Leverage declined by 3.2x, from 8.7x on 1Q16 to 5.5x on 1Q17.

•         Steel EBITDA came to R$610 million, 12% higher on 4Q16, while apparent steel consumption climbed 5.0% according to the Brazilian Steel Institute (IABr).

•         Mining EBITDA reached R$620 million, 21% higher than in 4Q16.

Highlights	1Q16	4Q16	1Q17	Change
				1Q17 x 4Q16	1Q17 x 1Q16

Steel Sales (thousand t)	1,248	1,187	1,194	1%	-4%
- Domestic Market	52%	62%	52%	-10%	0%
- Overseas Subsidiaries	42%	34%	41%	7%	-1%
- Exports	6%	4%	8%	4%	2%

Iron Ore Sales (thousand t)1	8,295	9,191	7,243	-21%	-13%
- Domestic Market	13%	14%	19%	5%	6%
- Exports	87%	86%	81%	-5%	-6%

Consolidated Results (R$ Million)
Net Revenue	3,996	4,518	4,411	-2%	10%
Gross Profit	923	1,348	1,318	-2%	43%
Adjusted EBITDA	733	1,249	1,332	7%	82%

Adjusted Net Debt	26,654	25,831	25,477	-1%	-4%
Adjusted Cash Position	6,471	5,761	5,145	-11%	-20%
Net Debt / Adjusted EBITDA	8,7x	6,3x	5,5x	-0,89 x	-3,22 x

¹ Adjusted EBITDA is calculated based on net income/loss, before depreciation and amortization, income taxes, the net financial result, results from investees, and other operating income (expenses) and includes the proportional share of the EBITDA of the jointly-owned investees MRS Logística and CBSI, as well as the Company’s 60% interest in Namisa, 33.27% in MRS and 50% in CBSI until November 2015 and stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

For further information, please visit our website: www.csn.com.br/ri

1Q17

RESULTS

² Adjusted Net Debt and Adjusted Cash and Cash Equivalents included 33.27% of the stake in MRS, 60% of the interest in Namisa and 50% of the stake in CBSI until November 2015. As of December 2015, they included 100% of Congonhas Minérios, 32.27% of MRS and 50% of CBSI, excluding Forfaiting and drawee risk operations.

CSN’s Consolidated Results

•         Net revenue totaled R$4,412 million in 1Q17, 2% down on 4Q16, due to lower sold volume in the mining segment and despite the price increases and the slight upturn in steel product sales volume compared with the previous quarter.

•         COGS came to R$3,093 million in 1Q17, 2% lower than in the previous quarter.

•         Gross profit totaled R$1,318 million, 2% down on 4Q16. The gross margin stood at 29.9%, in line with the previous quarter.

•         Selling, general and administrative expenses amounted to R$488 million in 1Q17, 17% less than in 4Q16.

•         Other operating income (expenses) was an expense of R$99 million in 1Q17, versus negative R$114 million in 4Q16.

•         In 1Q17, the net financial result was negative by R$497 million, as a result of financial expenses of R$601 million, which has been partially offset by financial revenue of R$103 million.

Financial Result (R$ million)	1Q16	4Q16	1Q17
Financial Result - IFRS	(885)	(677)	(497)
Financial Revenue	243	115	103
Financial Expenses	(1,128)	(792)	(601)
Financial Expenses (ex-exchange variation)	(821)	(813)	(787)
Result with Exchange Variation	(307)	21	186
Monetary and Exchange Variation	936	5	308
Hedge Accounting	(554)	17	(135)
Derivative Result	(689)	(2)	13

•         CSN’s equity result was a positive R$21 million in 1Q17, versus a negative R$24 million in 4Q16. This result was chiefly due to the performance of TLSA.

Share of Profit (Loss) of Investees (R$ million)	1Q16	4Q16	1Q17	Change
1Q17	x	4Q16	1Q17	x	1Q16
MRS Logística	61	20	39	91%	(37%)
CBSI	1	1	-	-	-
TLSA	(7)	(35)	(4)	(88%)	(39%)
Arvedi Metalfer BR	-	-	(1)	-	-
Eliminations	(11)	(9)	(13)	45%	26%
Share of Profit (Loss) of Investees	46	(24)	21	-	(55%)

•          CSN recorded a first-quarter net income of R$118 million, versus loss income of R$56 million in 4Q16. The result in 1Q17 is for the better performance of the financial result, which recorded R$ 497 million, and R$ 677 million in 4Q16, 27% down on the last quarter of 2016.

For further information, please visit our website: www.csn.com.br/ri	2

1Q17

RESULTS

Adjusted EBITDA (R$ million)	1Q16	4Q16	1Q17	Change
1Q17	x	4Q16	1Q17	x	1Q16
Profit (Loss) for the Period	(777)	(56)	118	-	-
(*) Result of Discontinued Operations	-	3	-	-	-
(-) Depreciation	309	356	390	10%	26%
(+) Income Tax and Social Contribution	113	2	137	-	21%
(-) Net Financial Result	897	677	497	(27%)	(45%)
EBITDA (CVM Instruction 527)	542	982	1,142	(16%)	111%
(+) Other Operating Income / Expenses	126	114	99	(13%)	(21%)
(+) Share of Profit (Loss) of Investees	(46)	24	(21)	-	(54%)
(-) Proportionate EBITDA of Jointly-Owned Subsidiaries	110	129	113	(13%)	3%
Adjusted EBITDA	733	1,249	1,333	7%	82%

¹The Company discloses adjusted EBITDA excluding interests in investments and other operating income (expenses) in the belief that these items should not be considered when calculating recurring operating cash flow.

•         Adjusted EBITDA amounted to R$1,333 million in 1Q17, versus R$1,249 million in the previous quarter, accompanied by an adjusted EBITDA margin of 29%, 2.4 p.p. up.

¹The adjusted EBITDA margin is calculated as the ratio between adjusted EBITDA and adjusted net revenue, which considered the stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI.

Debt

The adjusted amounts of EBITDA, debt and cash included the stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI as of December 2015, as well as financial investments used as collateral for exchange operations on the BM&FBovespa. On March 31, 2017, consolidated net debt totaled R$25,477 million, while the net debt/EBITDA ratio, calculated based on LTM adjusted EBITDA, stood at 5.5x.

For further information, please visit our website: www.csn.com.br/ri	3

1Q17

RESULTS

Debt (R$ million) and Net Debt/Adjusted EBITDA (x)

Foreign Exchange Exposure

The FX exposure of our consolidated balance sheet on March 31, 2017 was US$ 603 million, ex bond as shown in the table below.

The hedge accounting adopted by CSN correlates projected export inflows in dollars with part of the scheduled debt payments in the same currency.  Therefore, the exchange variation of the dollar-denominated debt is temporarily booked under shareholders’ equity, being recorded in the income statement when dollar revenues from exports are received.

Foreign Exchange Exposure	IFRS
(US$ million)	12/31/2016	3/31/2017
Cash	914	1,091
Accounts Receivable	373	331
Total Assets	1,290	1,425
Borrowings and Financing	(4,373)	(4,327)
Suppliers	(97)	(115)
Other Liabilities	(18)	(15)
Total Liabilities	(4,488)	(4,458)
Foreign Exchange Exposure	(3,198)	(3,032)
Notional Amount of Derivatives Contracted, Net	-	-
Cash Flow Hedge Accounting	1,458	1,429
Net Foreign Exchange Exposure	(1,740)	(1,603)
Perpetual Bonds	1,000	1,000
Net Foreign Exchange Exposure excluding Perpetual Bonds	(740)	(603)

For further information, please visit our website: www.csn.com.br/ri	4

1Q17

RESULTS

Capex

CSN invested R$189 million in 1Q17, 58% less of 4Q16.

Capex (R$ million)	1Q16	4Q16	1Q17
Steel	119	208	92
Mining	62	78	59
Cement	139	135	24
Logistics	10	23	13
Other	-	8	-
Total Capex - IFRS	330	452	189

Working Capital

The working capital invested in the Company’s business totaled R$3.031 million in 1Q17, R$161 million more than in 4Q16, chiefly due to the R$171 million increase in inventories. On a same comparison basis, the average receivable period down on 2 days, while payment periods and inventory turnover increased by 5 days and 10 days, respectively.

To calculate working capital, CSN adjusts its assets and liabilities as demonstrated below:

•         Accounts Receivable: Excludes Dividends Receivable, Advances to Employees and Other Credits.;

•         Inventories: Includes Estimated Losses and excludes Spare Parts, which are not part of the cash conversion cycle, and will be booked in Fixed Assets when consumed;

•         Recoverable Taxes: Composed only by the Income (IRPJ) and Social Contribution (CSLL) Taxes amount included in Recoverable Taxes;

•         Taxes Payable: Composed by the Current Liabilities account Taxes Payable plus Taxes in Installments;

•         Advance from Clients: Subaccount of Other Liabilities recorded in Current Liabilities;

•         Suppliers: Includes Forfaiting and Drawee Risk (Note 13 to the Quarterly Information - ITR).

Working Capital (R$ Million)	1Q16	4Q16	1Q17	Change
1Q17	x	4Q16	1Q17	x	1Q16
Assets	5.573	5.210	5.526	316	-47
Accounts Receivable	1.689	1.905	1.849	-57	160
Inventories Turnover	3.587	3.251	3.562	311	-24
Advances to Taxes	298	54	115	60	-183
Liabilities	2.266	2.340	2.495	155	229
Suppliers	1.543	1.763	1.934	171	392
Salaries and Social Contribution	244	254	252	-2	8
Taxes Payable	412	232	190	-41	-222
Advances from Clients	67	91	119	28	52
Working Capital	3.307	2.870	3.031	161	-276

Turnover Ratio (days)	1Q16	4Q16	1Q17	Change
1Q17	x	4Q16	1Q17	x	1Q16
Receivables	33	35	33	-2	0
Supplier Payment	46	51	56	5	10
Investory Turnover	106	94	104	10	-2
Cash Conversion Cycle	93	78	81	3	-12

For further information, please visit our website: www.csn.com.br/ri	5

1Q17

RESULTS

Results by Segment

The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Cement and Energy.  The main assets and/or companies comprising each segment are presented below:

For further information, please visit our website: www.csn.com.br/ri	6

1Q17

RESULTS

Adjusted EBITDA by Segment – 1Q17 (R$ million)

1Q17 Result	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Corporate Expenses/Elimination	Consolidated
(R$ million)
Net Revenue	3,071	1,174	55	323	126	90	(428)	4,412
Domestic Market	1,789	190	55	323	126	90	(584)	1,990
Exports	1,283	984	-	-	-	-	156	2,422
Cost of Goods and Services Sold	(2,395)	(636)	(37)	(280)	(130)	(69)	454	(3,093)
Gross Profit	677	538	18	43	(4)	21	25	1,318
S&A expenses	(235)	(40)	(7)	(24)	(19)	(7)	(156)	(488)
Depreciation	169	123	3	104	35	4	(48)	390
Proportionate EBITDA of Jointly-Owned Subsidiaries	-	-	-	-	-	-	113	113
Adjusted EBITDA	610	620	14	123	12	19	(65)	1,333

4Q16 Result	Steel	Mining	Port Logistics	Railway Logistics	Cement	Energy	Corporate Expenses/Elimination	Consolidated
(R$ million)
Net Revenue	2,962	1,317	62	324	128	67	(341)	4,519
Domestic Market	1,979	168	62	324	128	67	(570)	2,159
Exports	982	1,149	-	-	-	-	228	2,359
Cost of Goods and Services Sold	(2,334)	(797)	(34)	(237)	(133)	(48)	413	(3,170)
Gross Profit	628	521	28	87	(5)	19	72	1,349
S&A expenses	(262)	(133)	(6)	(9)	(20)	(7)	(148)	(585)
Depreciation	179	124	3	58	28	4	(41)	356
Proportionate EBITDA of Jointly-Owned Subsidiaries	-	-	-	-	-	-	129	129
Adjusted EBITDA	545	511	26	137	2	17	12	1,249

Steel

According to the World Steel Association (WSA), global crude steel production totaled 410 billion tonnes in the first quarter of 2017, 5.7% more than in 1Q16. According to the Brazilian Steel Institute (IABr), domestic crude steel production came to 8.2 million tonnes, 10.9% up. Domestic flat rolled steel production totaled 5.4 million tonnes, 6.9% up on 1Q16, while apparent consumption moved up by 5.0%, to 4.6 million tonnes, with domestic sales of 4.0 million tonnes and imports of 637,000 tonnes. Exports totaled 3.8 million tonnes, 17.4% more than in the same period last

For further information, please visit our website: www.csn.com.br/ri	7

1Q17

RESULTS

year. According to the Brazilian Steel Distributors’ Association (INDA), 1Q17 steel purchases sales remain flat, while sales fell 8.7%, totaling 759,600 tonnes and 708,600 tonnes, respectively.  Inventories stood at 951,500 tonnes at the close of 1Q17, 3.6% more than in the previous quarter while inventory turnover fell to 3.7 months.

Automotive

According to the Auto Manufacturers’ Association (ANFAVEA), vehicle production totaled 610 million units in 1Q17, 24% up on 1Q16. In the same period, new car, light commercial vehicle, truck and bus licensing fell by 1.9% to 472,000 units.  The association expects an increase of 4.0% in vehicle licensing in 2017, with the sale of 2.13 million units and production of 2.41 million units, 11.9% more than in 2016.

Construction

According to the Construction Material Manufacturers’ Association (ABRAMAT), sales of building materials fell 6.3% between 1Q16 and 1Q17.

Home Appliances

According to the Brazilian Institute of Geography and Statistics (IBGE), home appliance production increased 4.5% in the first quarter over the same period last year.

Results from CSN’s Steel Operation

•          Total sales came to 1,194,000 tonnes in 1Q17, 1% up quarter-on-quarter, broken down as follows: 52% from the domestic market, 40% from our subsidiaries abroad and 8% from exports.

•         In 1Q17, CSN’s domestic steel sales came to 617,000 tonnes, 16% less than in 4Q16. Of this total, 566,000 tonnes corresponded to flat steel and 51,000 tonnes to long steel.

•         First-quarter export sales amounted to 577,000 tonnes, 28% up on the 4Q16 figure. Of this total, direct exports reached 92,000 tonnes, the overseas subsidiaries sold 485,000 tonnes, 157,000 LLC, 228,000 by SWT and 100,000 by Lusosider.

•         In the first quarter, CSN maintained its high share of coated products as a percentage of total sales volume, following the strategy of adding more value to its product mix. Sales of coated products such as galvanized items and tin plate accounted for 59% of flat steel sales, 1.4% up on 4Q16, including all the markets where the Company operates. The export market was one of the quarter's highlights, with the share of coated products remaining high, at 87% in 1Q17.

•         Net revenue totaled R$3,071 million in 1Q17, 4% up on 4T16, mostly due to higher steel sales volume and the price increase observed this quarter. In the first quarter, average net revenue per tonne stood at R$2,522, 3% higher than in 4Q16.

For further information, please visit our website: www.csn.com.br/ri	8

1Q17

RESULTS

•         COGS moved up by 3% over the previous quarter, to R$2,395 million.

•         Company’s production cost amounted to R$1,865 million in 1Q17, 4% more than in 4Q16, particularly due to the increase in coal prices.

•          The slab production cost reached R$1,367/t, 16% up on 4Q16.

•         Adjusted EBITDA totaled R$610 million in the first quarter, increasing by 12% over the R$545 million posted in 4Q16. The adjusted EBITDA margin increased 1.5 p.p. over the previous quarter, to 19.9%.

Flat Steel Production	1Q16	4Q16	1Q17	Change
(Thousand tonnes)				1Q17	x	4Q16	1Q17	x	1Q16
Total Slabs (UPV + Third Parties)	836	1.058	999	(6%)			20%
Crude Steel Production	835	942	982	4%			18%
Third Parties Slabs	1	116	18	-			-
Total Rolled Products	746	952	874	(8%)			17%
Total Long Steel	38	54	53	-			39%

Mining

Demand for steel in China remained high, influenced by heavy investments in infrastructure and the strong construction activity in the first quarter. Given this scenario, rising steel prices pushed up iron ore prices, which came to more than US$95.00/dmt in February and averaged US$85.64/dmt (Platts, Fe62%, N. China) at the end of 1Q17, 21% up quarter-on-quarter.

For further information, please visit our website: www.csn.com.br/ri	9

1Q17

RESULTS

In the first quarter, maritime freight was positively impacted by theupturn in crude prices and, consequently, in ship fuel.  As a result, Route BCI-C3 (Tubarão-Qingdao) averaged US$13.03/t, 10% up on 4Q16.

Results from CSN’s Mining Operation

•         CSN’s first-quarter iron ore production totaled 7.8 million tonnes, in line with the 4Q16 figure.

•         Iron ore sales amounted to 7.2 million tonnes in 1Q17, 21% down on 4Q16.  CSN Mineração sold 1.3 million tonnes of iron ore to the President Vargas Plant (UPV).

Production Volume and Mining Sales	1Q16	4Q16	1Q17	Change
(thousand t)	1Q17	x	4Q16	1Q17	x	1Q16
Iron Ore Production¹	7.326	7.758	7.858	1%	7%
Third Parties Purchase	617	609	137	(78%)	(78%)
Total Production + Purchase	7.943	8.367	7.995	(4%)	1%

UPV Sale	1.047	1.264	1.347	7%	29%
Third Parties Sales Volume	7.248	7.927	5.897	(26%)	(19%)
Total Sales	8.295	9.191	7.244	(21%)	(13%)

¹ Production and sales volumes included the stakes of 100% in NAMISA until November 2015 and 100% in Congonhas in December 2015.

2 As of December 2015, Congonhas Minérios began selling iron ore to CSN’s President Vargas Plant (UPV).

•         Net revenue from mining operations totaled R$1,174 million in 1Q17, 11% down on 4Q16 due to the lower sales volume. CRF+FOB unit revenue stood at US$53/t in 4Q16 , 20% up on the previous quarter, while the iron ore price index (Platts, 62% Fe, N. China) rose 21% in the same period.

•       In the first quarter, mining COGS totaled R$636 million, 20% less than in 4Q16, influenced by lower sales volume.

•     Adjusted EBITDA amounted to R$620 million in 1Q17, 20% higher than in 4Q16, accompanied by an adjusted EBITDA margin of 52.8%, 14.0 p.p. up, chiefly due to the reduction in total sales volume.

CSN Mineração’s Iron Ore Price

(CFR + FOB* - US$/wmt delivered to China)

The table above shows the breakdown of CSN's price of modality, CFR+FOB, by quarter, as of 2Q16.

Logistics

Railway Logistics: first-quarter net revenue totaled R$323 million, generating EBITDA of R$123 million and an EBITDA margin of 38%.

For further information, please visit our website: www.csn.com.br/ri	10

1Q17

RESULTS

Port Logistics: in the first quarter, Sepetiba Tecon handled 275,000 tonnes of steel products, in addition to 5,000 tonnes of general cargo and approximately 30,000 containers. First-quarter net revenue came to R$55 million, accompanied by EBITDA of R$14 million and an EBITDA margin of 26%.

Sepetiba TECON Highlights	1Q16	4Q16	1Q17	Change
				1Q17	x	4Q16	1Q17	x	1Q16
Container Volume (thousand units)	39	35	30	(15%)			(23%)
Steel Product Volume (thousand t)	143	338	275	(19%)			92%
General Cargo Volume (thousand t)	12	7	5	(27%)			(58%)

Cement

According to IBGE’s Monthly Survey of Industry (PIM-PF), Brazil’s cement production in the last twelve months recorded year-on-year reduction of 9.3%, in line with the civil construction segment’s performance.

Preliminary figures from the Cement Industry Association (SNIC) indicate local cement sales of 13 million tonnes in 1Q17, 8.2% less than in the previous year.  The SNIC expects 2017 cement sales to fall by between 5% and 7% over 2016.

Results from CSN’s Cement Operation

In 1Q17, cement sales amounted to 821,000 tonnes, 3% more than in 4Q16, while net revenue came to R$126 million.  EBITDA totaled R$12 million, with an EBITDA margin of 10%.

Cement Highlights	1Q16	4Q16	1Q17	Change
(thousand t)				1Q17	x	4Q16	1Q17	x	1Q16
Total Production	580	801	817	2%			41%
Total Sales	571	799	821	3%			44%

Energy

According to the Energy Research Company (EPE), Brazilian electricity consumption until March 2017 recorded a year-on-year increase of 2.0%, to 118GWh.  Consumption in the industrial and commercial segments grew by 1.1% and 0.5%, respectively, while the residential segment registered a 3.2% increase.

Results from CSN’s Energy Operation

In 1Q17, net revenue from energy operations totaled R$90 million, EBITDA stood at R$19 million and the EBITDA margin was 21%.

For further information, please visit our website: www.csn.com.br/ri	11

1Q17

RESULTS

Capital Market

CSN’s shares appreciated by 6% in 1Q17, while the Ibovespa increased by 7% in the same period. Daily traded volume on the BM&FBovespa averaged R$51.8 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) appreciated by 15%, versus the Dow Jones’ 1% upturn. On the NYSE, daily traded volume of CSN’s ADRs averaged US$8.3 million.

1Q17
Number of shares in thousand	1,387,524
Market Cap
Closing price (R$/share)	11.47
Closing price (US$/ADR)	3.70
Market Capitalization (R$ million)	15,915
Market Capitalization (US$ million)	5,134
Total return including dividends and interest on equity
CSNA3	6%
SID	15%
Ibovespa	7%
Dow Jones	1%
Volume
Daily Average (thousand shares)	4,555
Daily Average (R$ thousand)	51,755
Daily Average (thousand ADRs)	2,302
Daily Average (US$ thousand)	8,346
Source: Bloomberg

Webcast – 1Q17 Earnings Presentation	Investor Relations Team

Conference Call in Portuguese with Simultaneous Translation into English

October 31, 2017 – Tuesday

12:30 p.m. (US EDT)

02:30 p.m. (Brasília time)

Phone: +1 (516) 300-1066

Code: CSN

Replay phone: +55 (11) 3127-4999

Replay code: 42709759

Conference ID: CSN

Webcast: www.csn.com.br/ri

 Diretor Executivo – David Salama

 Leo Shinohara (leonardo.shinohara@csn.com.br)

 Jose Henrique Triques (jose.triques@csn.com.br)

 Carla Fernandes (carla.fernandes@csn.com.br)

 Bruno Souza ( bruno.souza@csn.com.br)

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’.  Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

For further information, please visit our website: www.csn.com.br/ri	12

1Q17

RESULTS

CONSOLIDATED – Corporate Law (In thousand of R$)
	1Q16	4Q16	1Q17
Net Revenues	3.997.286	4.518.596	4.411.596
Domestic Market	1.701.293	2.159.265	1.989.552
Foreign Market	2.295.993	2.359.331	2.422.044
Cost of Goods Sold (COGS)	(3.073.661)	(3.169.630)	(3.093.474)
COGS, excluding depreciation	(2.770.932)	(2.833.972)	(2.711.868)
Depreciation allocated to COGS	(302.729)	(335.658)	(381.606)
Gross Profit	923.625	1.348.966	1.318.122
Gross Margin (%)	23%	30%	30%
Selling Expenses	(447.175)	(446.470)	(367.575)
General and Administrative Expenses	(156.408)	(118.400)	(112.398)
Depreciation allocated to SG&A	(5.866)	(20.173)	(8.278)
Other operation income (expense), net	(138.823)	(114.226)	(99.189)
Share of profits (losses) of investees	45.624	(23.555)	21.105
Operational Income before Financial Results	220.977	626.142	751.787
Net Financial Results	(884.599)	(677.171)	(497.224)
Income before social contribution and income taxes	(663.622)	(51.029)	254.563
Income Tax and Social Contribution	(113.408)	(1.929)	(136.948)
Discontinued Operations, Net	333	(2.775)
Profit/(Loss) for the period	(776.697)	(55.733)	117.615

For further information, please visit our website: www.csn.com.br/ri	13

1Q17

RESULTS

BALANCE SHEET
Company Corporate Law (In Thousand of R$)
	Consolidated
	12/31/2016	Unaudited 03/31/2017
Current assets	12,444,918	12,137,360
Cash and cash equivalents	5,631,553	5,050,484
Trade receivables	1,997,216	1,919,176
Inventories	3,964,136	4,259,964
Other current assets	852,013	907,736
Non-current assets	31,708,705	31,628,900
Long-term receivables	1,745,971	1,791,202
Investments measured at amortized cost	4,568,451	4,652,783
Property, plant and equipment	18,135,879	17,921,071
Intangible assets	7,258,404	7,263,844
Total assets	44,153,623	43,766,260
Current liabilities	5,496,683	5,396,048
Payroll and related taxes	253,837	251,521
Suppliers	1,763,206	1,934,358
Taxes payable	231,861	177,488
Borrowings and financing	2,117,448	1,837,999
Other payables	1,021,724	1,094,087
Provision for tax, social security, labor and civil risks	108,607	100,595
Non-current liabilities	31,272,419	30,700,275
Borrowings and financing	28,323,570	27,688,594
Deferred Income Tax and Social Contribution	1,046,897	1,084,701
Other payables	131,137	128,301
Provision for tax, social security, labor and civil risks	704,485	729,831
Other provisions	1,066,330	1,068,848
Shareholders’ equity	7,384,521	7,669,937
Paid-in capital	4,540,000	4,540,000
Capital reserves	30	30
Acumulated Losses	(1,301,961)	(1,216,331)
Statutory reserve	2,956,459	3,124,251
Non-controlling interests	1,189,993	1,221,987
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	44,153,623	43,766,260

For further information, please visit our website: www.csn.com.br/ri	14

1Q17

RESULTS

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law (In Thousand of R$)
	4Q16	Unaudited 1Q17
Net cash generated by operating activities	501,798	(104,517)
(Net Losses) / Net income attributable to controlling shareholders	(82,164)	85,630
Loss for the period attributable to non-controlling interests	26,431	31,985
Charges on borrowings and financing	698,075	670,722
Depreciation, depletion and amortization	365,782	401,276
Share of profits (losses) of investees	23,555	(21,105)
Deferred income tax and social contribution	(73,048)	22,793
Foreign exchange and monetary variations, net	102,301	(285,399)
Result from derivative financial instruments	(5,829)
Write off fixed assets and intangible	26,548	9,834
Accrued actuarial liability	(18,803)
Gain with business combination	(38,483)
Gain on divestiture from assets	(252,023)
Environmental liabilities and Deactvation Provisions	18,271	2,518
Impairment Fair Value Transnordestina	387,989
Fiscal, Social Security, Labor, Civil and Environmental Provisions	2,817	10,916
Working Capital	(139,630)	(103,895)
Accounts Receivable	(85,853)	87,436
Trade Receivables – Related Parties	(2,859)	(21,349)
Inventory	(164,844)	(312,169)
Interest receive - Related Parties	27,633	1,727
Judicial Deposits	13,354	(15,347)
Suppliers	195,354	192,477
Taxes and Contributions	(60,711)	(59,047)
Others	(61,704)	22,377
Others Payments and Receipts	(539,991)	(929,792)
Interest Expenses	(539,991)	(929,792)
Cash Flow from Investment Activities	(572,077)	(153,386)
Fixed Assets/Intangible	(452,170)	(188,573)
Derivative transactions	(9,394)	15,200
Related parties loans	(64,343)	(15,188)
Loans / Receive loans - related parties		9,472
Short-term investment, net of redeemed amount	(418,707)	25,703
Cash and Cash Equivalent from discontinued operations	40,702
Net Cash from Divestiture from discontinued operations investments	331,835
Cash Flow from Financing Companies	(128,354)	(306,516)
Borrowings and financing raised, net of transaction costs	22,597
Borrowing amortizations - principal	(151,196)	(306,516)
Borrowing costs	245
Foreign Exchange Variation on Cash and Cash Equivalents	(21,577)	9,053
Free Cash Flow	(220,210)	(555,366)

For further information, please visit our website: www.csn.com.br/ri	15

1Q17

RESULTS

SALES VOLUME CONSOLIDATED (thousand tonnes)

	1Q16	4Q16	1Q17	Change
				1Q17 x 4Q16	1Q17 x 1Q16
Flat Steel	611	689	566	(123)	(45)
Slabs	-	-	-	-	-
Hot Rolled	220	243	215	(29)	(6)
Cold Rolled	108	137	118	(19)	9
Galvanized	197	207	157	(50)	(40)
Tin Plates	85	102	77	(26)	(8)
Long Steel UPV	38	47	51	4	13
DOMESTIC MARKET	649	736	617	(119)	(32)

	1Q16	4Q16	1Q17	1Q17 x 4Q16	1Q17 x 1Q16
Flat Steel	381	270	349	79	(32)
Hot Rolled	59	9	20	11	(39)
Cold Rolled	27	18	24	6	(3)
Galvanized	265	202	258	56	(7)
Tin Plates	30	41	48	6	18
Long Steel (profiles)	216	181	228	47	12
FOREIGN MARKET	597	451	577	126	(20)

	1Q16	4Q16	1Q17	1Q17 x 4Q16	1Q17 x 1Q16
Flat Steel	992	959	915	(44)	(77)
Slabs	-	-	-	-	-
Hot Rolled	280	252	235	(17)	(45)
Cold Rolled	135	155	141	(14)	6
Galvanized	462	408	415	7	(47)
Tin Plates	115	144	124	(20)	9
Long Steel UPV	38	47	51	4	13
Long Steel (profiles)	216	181	228	47	12
TOTAL MARKET	1.246	1.187	1.194	7	(52)

For further information, please visit our website: www.csn.com.br/ri	16

São Paulo, October 30, 2017

2Q17 Earnings Release

Unaudited

Companhia Siderúrgica Nacional (CSN) (BM & FBOVESPA: CSNA3) (NYSE: SID) exceptionally discloses its preliminary and unaudited results for the first quarter of 2017 (1Q17) and is therefore subject to adjustments and modifications by independent auditors review. The information disclosed in Brazilian Reais and prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB); and also in accordance with accounting practices adopted in Brazil and fully convergent with international accounting standards, issued by the Accounting Pronouncements Committee (CPC) and referenced by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of 09/01/2010. The below text encompasses the Company's consolidated results for the second quarter of 2017 (2Q17) and comparisons are for the first quarter of 2017 (1Q17) and for the second quarter of 2016 (2Q16) without Metallic, unless otherwise specified. The Real/U.S. Dollar exchange rate was R$3.3076 on June 30, 2017 and R$3.1684 on March 31, 2017.

The financial information contained herein for the second quarter of 2017 is preliminary and unaudited, and is therefore subject to adjustments and modifications as a result of an independent auditors' review.

Operating and Financial Highlights

•         EBITDA totaled R$896 million, 5% up on 2Q16, accompanied by an EBITDA margin of 20%.

•         Iron ore sales reached 7,8 million tonnes, 8% higher than in 1Q17.

•         In 2Q17, CSN’s domestic steel sales came to 652,000 tonnes, 6% higher than in 1Q17.

•         The net debt/EBITDA ratio closed 2Q17 at 5.7x, following a downward path.

CSN’s Consolidated Results

•         Net revenue totaled R$4,311 million in 2Q17, in line with the steel product sales volume compared with the immediately previous quarter and the slight upturn in shipped volume in the mining segment, but negatively affected by decrease iron prices compared with the previous quarter.

•         COGS came to R$3,326 million in 2Q17, 8% higher than in the previous quarter.

•         Gross profit totaled R$985 million, 25% down on 1Q17, while the gross margin reached 22.8%, slight fall in net revenue and 8% higher COGS compared with the previous quarter.

•         Selling, general and administrative expenses amounted to R$592 million in 2Q17, 21% higher than in 1Q17, especially due to the higher share of iron ore CIF sales in the mix.

•         Other operating income (expenses) was a net expense of R$99 million in 2Q17, exactly in line with the previous quarter.

•         In 2Q17, the net financial result was negative by R$829 million, as a result of financial expenses of R$912 million. the financial expenses were reduced by the financial revenue of R$84 million, the exchange rate variation was negatively affected in 2Q17.

•         CSN’s equity result was a positive R$40 million in 2Q17, versus R$20 million in 1Q17. This result was chiefly due to the improved performance of MRS.

Share of Profit (Loss) of Investees (R$ million)	2Q16	1Q17	2Q17	Change
2Q17	x	1Q17	2Q17	x	2Q16
MRS Logística	32	39	54	40%	69%
CBSI	-	0	1	-	-
TLSA	(4)	(4)	(5)	25%	25%
Arvedi Metalfer BR	-	(1)	1	-	-
Eliminations	(10)	(13)	(11)	-15%	-10%
Lucro Não Realizado	(2)	-	-	-	-
Share of Profits (Losses) of Investees	17	20	40	100%	135%

•          CSN recorded a second-quarter net loss of R$640 million, versus net income of R$118 million in 1Q17.

For further information, please visit our website: www.csn.com.br/ri	2

Adjusted EBITDA (R$ million)	2Q16	1Q17	2Q17	Change
2Q17	x	1Q17	2Q17	x	2Q16
Profit (Loss) for the Period	46	118	(640)	-	-
(-) Depreciation	303	390	356	-9%	17%
(+) Income Tax and Social Contribution	28	137	145	6%	-
(-) Net Financial Result	190	497	829	67%	-
EBITDA (CVM Instruction 527)	575	1,142	689	-40%	20%
(+) Other Operating Income/Expenses	179	99	99	-	-42%
(+) Share of Profit (Loss) of Investees	(17)	(21)	(40)	-	-
(-) Proportionate EBITDA of Jointly-Owned Subsidiaries	125	112	147	30%	18%
Adjusted EBITDA	855	1,333	896	-33%	5%

¹The Company discloses adjusted EBITDA excluding interests in investments and other operating income (expenses) in the belief that these items should not be considered when calculating recurring operating cash flow.

•         Adjusted EBITDA amounted to R$896 million in 2Q17, accompanied by an adjusted EBITDA margin of 20.8%, in line with 2Q16.

¹The adjusted EBITDA margin is calculated as the ratio between adjusted EBITDA and adjusted net revenue, considering the stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI.

Debt

On June 30, 2017, consolidated net debt totaled R$26,754 million, while the net debt/EBITDA ratio, calculated based on LTM adjusted EBITDA, stood at 5.7x.

For further information, please visit our website: www.csn.com.br/ri	3

Foreign Exchange Exposure

The net FX exposure of our consolidated balance sheet excluding Perpetual Bond on June 30, 2017 was US$689 million, as shown in the table below.

The hedge accounting adopted by CSN correlates projected export inflows in dollars with part of the scheduled debt payments in the same currency. Therefore, the exchange variation of the dollar-denominated debt is temporarily booked under shareholders’ equity, being recorded in the income statement when dollar revenues from exports are received.

Foreign Exchange Exposure	IFRS
(US$ million)	3/31/2017	6/30/2017
Cash	1,091	890
Accounts Receivable	335	406
Total Assets	1,426	1,296
Borrowings and Financing	(4,327)	(4,324)
Suppliers	(115)	(70)
Other Liabilities	(15)	(13)
Total Liabilities	(4,458)	(4,407)
Foreign Exchange Exposure	(3,032)	(3,110)
Notional Amount of Derivatives Contracted, Net	-	-
Cash Flow Hedge Accounting	1,429	1,421
Net Foreign Exchange Exposure	(1,603)	(1,689)
Perpetual Bonds	1,000	1,000
Net Foreign Exchange Exposure excluding Perpetual Bonds	(603)	(689)

Capex

CSN invested R$239 million in 2Q17.

For further information, please visit our website: www.csn.com.br/ri	4

Capex (R$ million)	2Q16	1Q17	2Q17
Steel	132	92	102
Mining	61	59	106
Cement	261	24	20
Logistics	13	13	11
Other	0	0	0
Total Capex - IFRS	467	188	239

Working Capital

As a result, working capital invested in the Company’s business totaled R$3,597 million in 2Q17, R$566 million more than in 1Q17, chiefly due increase in accounts receivable and inventories.

To calculate working capital, CSN adjusts its assets and liabilities as demonstrated below:

•         Accounts Receivable: Excludes Dividends Receivable, Advances to Employees and Other Credits.;

•         Inventories: Includes Estimated Losses and excludes Spare Parts, which are not part of the cash conversion cycle, and will be booked in Fixed Assets when consumed;

•         Recoverable Taxes: Composed only by the Income (IRPJ) and Social Contribution (CSLL) Taxes amount included in Recoverable Taxes;

•         Taxes Payable: Composed by the Current Liabilities account Taxes Payable plus Taxes in Installments;

•         Advance from Clients: Subaccount of Other Liabilities recorded in Current Liabilities;

•         Suppliers: Includes Forfaiting and Drawee Risk.

Results by Segment

The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Cement and Energy. The main assets and/or companies comprising each segment are presented below:

For further information, please visit our website: www.csn.com.br/ri	5

Notes:As of 2013, the Company ceased the proportional consolidation of its jointly-owned subsidiaries Namisa, MRS and CBSI. For the purpose of preparing and presenting the information by business segment, Management opted to maintain the proportional consolidation of its jointly-owned subsidiaries, in line with historical data. In the reconciliation of CSN’s consolidated results, these companies’ results are eliminated in the “Corporate Expenses/Elimination” column.

Since the end of 2015 results, after the combination of CSN’s mining assets (Casa de Pedra, Namisa and Tecar), the consolidated result have included all the information related to this new company.

For further information, please visit our website: www.csn.com.br/ri	6

Steel

According to the World Steel Association (WSA), global crude steel production totaled 836 million tonnes in the first half of 2017, 4.5% more than in the same period last year. According to the Brazilian Steel Institute – IABr, domestic crude steel production came to 16.7 million tonnes, 12.4% up. Apparent steel consumption grew by 2.8%, to 9.2 million tonnes, with domestic sales of 8.1 million tonnes and imports of 1.2 million tonnes. Exports totaled 7.3 million tonnes, 9.2% more than in the same period last year. According to INDA (the Brazilian Steel Distributors’ Association), first-half steel purchases by distributors declined by 4.1% year-on-year, totaling 1.4 million tonnes. Inventories stood at 955,900 tonnes at the close of 2Q17, 0.7% more than in the previous month, while inventory turnover fell to 4.3 months.

For further information, please visit our website: www.csn.com.br/ri	7

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 1.3 million units in 1H17, 23.3% up on 1H16. In the same period, new light car, commercial vehicle, truck and bus licensing increased by 8.0% to 913,000 units.

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials fell by 7.1% between 1H16 and 1H17.

Home Appliances

According to IBGE (the Brazilian Institute of Geography and Statistics), home appliance production in the year through June fell by 1.8% over the same period last year.

Results from CSN’s Steel Operation

•         Total sales came to 1,173,000 tonnes in 2Q17, 2% less than in 1Q17, broken down as follows: 56% from the domestic market, 39% from our subsidiaries abroad and 5% from exports.

•          In 2Q17, CSN’s domestic steel sales came to 652,000 tonnes, 6% higher than in 1Q17. Of this total, 592,000 tonnes corresponded to flat steel and 60,000 tonnes to long steel.

•         Foreign steel sales amounted to 521,000 tonnes in 2Q17, 10% down on the previous three months. Of this total, exports reached 64,000 tonnes, the overseas subsidiaries sold 457,000 tonnes, 157,000 of which by LLC, 205,000 by SWT and 95,000 by Lusosider.

•          In the second quarter, CSN maintained its high share of coated products as a percentage of total sales volume, following the strategy of adding more value to its product mix. Sales of coated products such as galvanized items and tin plate accounted for 59% of flat steel sales, in line with 1Q17, considering all the markets in which the Company operates. The foreign market was one of the quarter's highlights, with the share of coated products remaining high, at 88% in 2Q17.

•          Net revenue totaled R$3,055 million in 2Q17, in line with 1Q17. Net average revenue per tonne stood at R$2,536, 1% higher than 1Q17.

•         COGS moved up by 10% over the previous quarter, to R$2,628 million.

•           The production cost amounted to R$2,093 million in 2Q17, 12% more than in 1Q17, must highlight the higher production in 2Q17, 9% upturn in the slab production volum. The cost was affected by the higher iron ore, coke and scrab price, besides that, maintenance of the blast furnace #3 and the hot strip mill. The slab production cost came to R$ 1,414/t, 3% higher than 1Q17.

For further information, please visit our website: www.csn.com.br/ri	8

Mining

After the price surge that enabled less competitive producers to return to the market, iron ore prices fell substantially following increased supply and port inventories. In addition, the monetary tightening by the Chinese government restricted steelmakers’ access to credit, also contributing to the slowdown in Chinese exports. Given this scenario, the commodity’s price averaged US$62.90/dmt (Platts, Fe62%, N. China) in 2Q17, 27% down on the previous quarter.

In 2Q17, seaborne freight charges were impacted by increased transoceanic cargo volume, which in turn pushed up vessel rental costs. Maritime freight costs on Route CI-C3 (Tubarão-Qingdao) averaged US$13.56/t in 2Q17, 4% up on 1Q17.

Results from CSN’s Mining Operations

•         In 2Q17, iron ore production totaled 7.9 million tonnes, in line with 1Q17.

For further information, please visit our website: www.csn.com.br/ri	9

•         Iron ore sales reached 7.8 million tonnes in 2Q17, 8% up on 1Q17, in the quarter, 1.3 million tonnes from CSN Mineração were sold to CSN’s Presidente Vargas Plant.

Production Volume and Mining Sales	2Q16	1Q17	2Q17	Change
(thousand t)	2Q17	x	1Q17	2Q17	x	2Q16
Iron Ore Production	8.537	7.858	7.948	1%	-7%
Third Parties Purchase	1.376	137	167	22%	-88%
Total Production + Purchase	9.913	7.995	8.115	1%	-18%
UPV Sale	695	1.347	1.307	-3%	88%
Third Parties Sales Volume	8.572	5.897	6.511	10%	-24%
Total Sales	9.267	7.244	7.818	8%	-16%

•        Net revenue from mining operations totaled R$1,067 million, 9% lower than in 1Q17.  CFR+FOB unit revenue stood at US$49,5/t in 2Q17, 20% less than in the previous quarter, while the iron ore price index (Platts, 62% Fe, N. China) also fell by 27% in the same period.

•        Mining COGS came to R$742 million in 2Q17, 17% lower than in 1Q17.

•        Adjusted EBITDA totaled R$408 million in 2Q17, 34% down on 1Q17, with an adjusted EBITDA margin of 38.2%, 14.6p.p. lower than in 1Q17.

CSN Mineração’s Iron Ore Price

(CFR + FOB* - US$/wmt delivered to China)

The table above shows the breakdown of CSN's price of modality, CFR+FOB, by quarter, as of 4Q16.

Logistics

Railway Logistics: Net revenue stood at R$364 million in 2Q17, generating EBITDA of R$163 million, accompanied by an EBITDA margin of 45%.

Port Logistics: Sepetiba Tecon handled 39,000 containers, in addition to 212,000 tonnes of steel products and 1,000 tonnes of general cargo in 2Q17. Net revenue totaled R$52 million, generating EBITDA of R$12 million, accompanied by an EBITDA margin of 23%.

For further information, please visit our website: www.csn.com.br/ri	10

Cement

According to IBGE’s Monthly Survey of Industry (PIM-PF), Brazil’s cement production increased by 2.1% in the first six months of 2017.

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 26 million tonnes in the first half of 2017, 8.8% less than in the same period the year before.  For 2017 as a whole, SNIC estimates an annual decline of 5% to 9% in sales.

Results from CSN’s Cement Operations

In 2Q17, cement sales totaled 831,000 tonnes, 1% up on 1Q17, while net revenue amounted to R$114 million.

Energy

According to the Energy Research Company (EPE), Brazilian electricity consumption totaled 233 GWh in the first six months of 2017, 0.4% more than in the same period last year. Consumption in the industrial segment remained flat in the period, edging up by a mere 0.1%, while residential consumption climbed by 1.2% and consumption in the commercial segment fell by 0.7%.

Results from CSN’s Energy Operations

In 2Q17, net revenue from energy operations totaled R$111 million, EBITDA stood at R$39 million and the EBITDA margin was 35%.

For further information, please visit our website: www.csn.com.br/ri	11

Capital Market

CSN’s shares depreciated by 20% in 2Q17, while the IBOVESPA dropped by 4% in the same period. Daily traded volume on the BM&FBovespa averaged R$67.9 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) fell by 25%, versus the Dow Jones’ 3% appreciation. On the NYSE, daily traded volume of CSN’s ADRs averaged US$5.1 million.

2Q17
Number of shares in thousands	1,387,524
Market Cap:
Closing price (R$/share)	7.18
Closing price (US$/ADR)	2.15
Market cap (R$ million)	9,962
Market cap (US$ million)	2,983
Total return including dividends and interest on equity
CSNA3	-20%
SID	-25%
Ibovespa	-4%
Dow Jones	3%
Volume
Daily average (thousand shares)	7,173
Daily average (R$ thousand)	67,954
Daily average (thousand ADRs)	2,333
Daily average (US$ thousand)	5,132
Source: Bloomberg

Webcast – 2Q17 Earnings Presentation                                                Investor Relations Team

Conference Call in Portuguese with Simultaneous Translation into English

October 31, 2017 – Tuesday

12:30 p.m. (US EDT)

02:30 p.m. (Brasília time)

Phone: +1 (516) 300-1066

Code: CSN

Replay phone: +55 (11) 3127-4999

Replay code: 86131824

Conference ID: CSN

Webcast: www.csn.com.br/ri

Executive Officer – David Salama Leo Shinohara (leonardo.shinohara@csn.com.br) Jose Triques (jose.triques@csn.com.br) Carla Fernandes (carla.fernandes@csn.com.br) Bruno Souza ( bruno.souza@csn.com.br)

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

For further information, please visit our website: www.csn.com.br/ri	12

INCOME STATEMENT
CONSOLIDATED – Corporate Law (In thousand of R$)
	2Q16	Unaudited 1Q17	Unaudited 2Q17
Net Revenues	4,163,827	4,411,596	4,310,609
Domestic Market	1,768,985	1,989,552	1,962,864
Foreign Market	2,394,842	2,422,044	2,347,745
Cost of Goods Sold (COGS)	(3,239,694)	(3,093,474)	(3,325,893)
COGS, excluding depreciation	(2,942,345)	(2,711,868)	(2,977,952)
Depreciation allocated to COGS	(297,349)	(381,606)	(347,941)
Gross Profit	924,133	1,318,122	984,716
Gross Margin (%)	22%	30%	23%
Selling expenses	(390,976)	(367,575)	(477,063)
General and administrative expenses	(100,767)	(112,398)	(106,801)
Depreciation allocated to SG&A	(5,690)	(8,278)	(7,829)
Other operation income (expense), net	(178,921)	(99,189)	(99,025)
Share of profits (losses) of investees	16,732	21,105	39,393
Operational Income before Financial Results	264,511	751,787	333,391
Net Financial Results	(189,840)	(497,224)	(828,619)
Income before social contribution and income taxes	74,671	254,563	(495,228)
Income Tax and Social Contribution	(28,413)	(136,948)	(144,728)
Continued operations, net	46,258	117,615	(639,956)
Discontinued Operations, Net	(135)	-
Profit/(Loss) for the period	46,123	117,615	(639,956)

For further information, please visit our website: www.csn.com.br/ri	13

BALANCE SHEET
Company Corporate Law (In Thousand of R$)
	Consolidated
	12/31/2016	Unaudited 06/30/2017
Current assets	12,444,918	12,164,101
Cash and cash equivalents	5,631,553	4,328,504
Trade receivables	1,997,216	2,417,950
Inventories	3,964,136	4,449,326
Other current assets	852,013	968,321
Non-current assets	31,708,705	31,682,889
Long-term receivables	1,745,971	1,764,303
Investments measured at amortized cost	4,568,451	4,728,154
Property, plant and equipment	18,135,879	17,897,741
Intangible assets	7,258,404	7,292,691
Total assets	44,153,623	43,846,990
Current liabilities	5,496,683	6,710,153
Payroll and related taxes	253,837	294,273
Suppliers	1,763,206	2,077,763
Taxes payable	231,861	177,863
Borrowings and financing	2,117,448	3,094,761
Other payables	1,021,724	976,654
Provision for tax, social security, labor and civil risks	108,607	88,839
Non-current liabilities	31,272,419	30,093,872
Borrowings and financing	28,323,570	27,046,927
Deferred Income Tax and Social Contribution	1,046,897	1,146,699
Other payables	131,137	133,606
Provision for tax, social security, labor and civil risks	704,485	735,868
Other provisions	1,066,330	1,030,772
Shareholders’ equity	7,384,521	7,042,965
Paid-in capital	4,540,000	4,540,000
Capital reserves	30	30
Acumulated Losses	(1,301,961)	(1,875,725)
Statutory reserve	2,956,459	3,137,243
Non-controlling interests	1,189,993	1,241,417
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	44,153,623	43,846,990

For further information, please visit our website: www.csn.com.br/ri	14

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law (In Thousand of R$)
	Unaudited 1Q17	Unaudited 2Q17
Net cash generated by operating activities	(104,517)	(386,723)
(Net Losses) / Net income attributable to controlling shareholders	85,630	(659,394)
Loss for the period attributable to non-controlling interests	31,985	19,438
Charges on borrowings and financing	670,722	616,247
Depreciation, depletion and amortization	401,276	366,400
Share of profits (losses) of investees	(21,105)	(39,393)
Deferred income tax and social contribution	22,793	72,069
Foreign exchange and monetary variations, net	(285,399)	431,813
Write off fixed assets and intangible	9,834	(17,016)
Environmental liabilities and Deactvation Provisions	2,518	(38,076)
Fiscal, Social Security, Labor, Civil and Environmental Provisions	10,916	31,635
Working Capital	(103,895)	(606,281)
Accounts Receivable	87,436	(469,861)
Trade Receivables – Related Parties	(21,349)	39,655
Inventory	(312,169)	(136,027)
Interest receive - Related Parties	1,727	(4,536)
Judicial Deposits	(15,347)	(8,137)
Suppliers	192,477	104,457
Taxes and Contributions	(59,047)	(61,144)
Others	22,377	(70,688)
Others Payments and Receipts	(929,792)	(564,165)
Interest Expenses	(929,792)	(564,165)
Cash Flow from Investment Activities	(153,386)	(234,503)
Fixed Assets/Intangible	(188,573)	(239,127)
Derivative transactions	15,200	4,457
Related parties loans	(15,188)
Loans / Receive loans - related parties	9,472	2,644
Short-term investment, net of redeemed amount	25,703	(2,477)
Cash Flow from Financing Companies	(306,516)	(92,624)
Borrowing amortizations - principal	(306,516)	(92,624)
Borrowing costs
Foreign Exchange Variation on Cash and Cash Equivalents	9,053	(10,607)
Free Cash Flow	(555,366)	(724,457)

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São Paulo, October 30, 2017

3Q17 Earnings Release

Unaudited

Companhia Siderúrgica Nacional (CSN) (BM & FBOVESPA: CSNA3) (NYSE: SID) exceptionally discloses its preliminary and unaudited results for the first quarter of 2017 (1Q17) and is therefore subject to adjustments and modifications by independent auditors review. The information disclosed in Brazilian Reais and prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB); and also in accordance with accounting practices adopted in Brazil and fully convergent with international accounting standards, issued by the Accounting Pronouncements Committee (CPC) and referenced by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of 09/01/2010. The below text encompasses the Company's consolidated results for the third quarter of 2017 (3Q17) and comparisons are for the second quarter of 2017 (2Q17) and for the third quarter of 2016 (3Q16) without Metallic, unless otherwise specified. The Real/U.S. Dollar exchange rate was R$3.1674 on September 30, 2017 and R$3.3076 on June 30, 2017.

The financial information contained herein for the second quarter of 2017 is preliminary and unaudited, and is therefore subject to adjustments and modifications as a result of an independent auditors' review.

Operating and Financial Highlights

•         EBITDA totaled R$1,213 million, 35% up on 2Q17, accompanied by an EBITDA margin of 24%, 4.4 p.p. higher than in the same quarter of the previous year.

•         Net revenue stood at R$4,810 million in 3Q17, the highest output quarter since 2014.

•         Iron ore sales reached 7,9 million tonnes, 2% higher than in 2Q17.

•         The net debt/EBITDA ratio closed 3Q17 at 5.5x.

•         Steel lower spending with scheduled maintenance of LTQ2 and AF3.

•          Fall of R$ 662 million in working capital, with a focus on inventories reduction and a longer finance cycle.

Highlights	3Q16	2Q17	3Q17	Change
3Q17	x	2Q17	3Q17	x	3Q16
Steel Sales (thousand t)	1,171	1,174	1,301	11%	9%
- Domestic Market	62%	56%	62%	6%	4%
- Overseas Subsidiaries	34%	39%	33%	-6%	-6%
- Exports	4%	5%	5%	0%	1%
Iron Ore Sales (thousand t)1	10,230	7,818	7,953	2%	-22%
- Domestic Market	89%	17%	17%	0%	6%
- Exports	89%	83%	83%	0%	-6%
Consolidated Results (R$ Million)
Net Revenue	4,469	4,311	4,810	12%	8%
Gross Profit	1,312	985	1,213	23%	-8%
Adjusted EBITDA	1,239	896	1,213	35%	-2%
Adjusted Net Debt	25,842	26,754	25,717	-4%	0%
Adjusted Cash Position	5,663	4,545	4,358	-4%	-23%
Net Debt / Adjusted EBITDA	7.4x	5.7x	5.5x	-0.2x	-1.9x

Adjusted EBITDA is calculated based on net income/loss, plus depreciation and amortization, income tax, net financial result, results from investees and other operating revenue (expenses), and includes the proportionate share of EBITDA of the jointly-owned subsidiaries MRS Logística and CBSI. It has also included the Company’s stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI as of December 2015.

Adjusted Net Debt and Adjusted Cash Position include the stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBS excluding Forfaiting and drawee risk operations.

For further information, please visit our website: www.csn.com.br/ri

3Q17 Earnings

CSN’s Consolidated Results

•         Net revenue totaled R$4,810 million in 3Q17, 12% up on 2Q17, due to higher steel product sales volume compared with the immediately previous quarter and the slight upturn in shipped volume in the mining segment, with an increase in ore prices.

•         COGS came to R$3,597 million in 3Q17, 8% higher than in the previous quarter, accompanying the increase in sales volume in the steel segment.

•         Gross profit totaled R$1,213 million, 23% higher on 2Q17, while the gross margin reached 25,2%, highlight with the strong results in the mining segment.

•         Selling, general and administrative expenses amounted to R$491 million in 3Q17, 17% less than in 2Q17, especially due to the lower share of iron ore CIF sales in the mix in the previous quarter.

•         Other operating income (expenses) was a net expense of R$98 million in 3Q17, in line with the previous quarter.

•         In 3Q17, the net financial result was negative by R$278 million, i) as a result of financial expenses of R$348 million, partial compensated by the financial revenue of R$71 million. The foreign exchange variation of the dollar-denominated debt was positive in R$ 473 million.

Financial Result (R$ million)	3Q16	2Q17	3Q17
Financial Result - IFRS	(744)	(829)	(278)
Financial Revenue	139	84	71
Financial Expenses	(884)	(912)	(348)
Financial Expenses (ex-exchange variation)	(823)	(683)	(629)
Result with Exchange Variation	(60)	(229)	280
Monetary and Exchange Variation	(131)	(461)	473
Hedge Accounting	68	227	(202)
Derivative Result	3	5	10
Others	-	-	-

•         CSN’s equity result was a positive R$38 million in 3Q17, versus R$40 million in 2Q17.

Share of Profit (Loss) of Investees (R$ million)	3Q16	2Q17	3Q17	Change
3Q17	x	2Q17	3Q17	x	3Q16
MRS Logística	42	54	54	-	29%
CBSI	1	1	1	-	-
TLSA	(6)	(5)	(11)	133%	76%
Arvedi Metalfer BR	2	1	-	-	-
Eliminations	(13)	(12)	(6)	(47%)	(52%)
Unrealized Profit	1	-	-	-
Share of Profits (Losses) of Investees	26	39	38	(3%)	45%

•          CSN recorded a third-quarter net income of R$256 million, versus net loss of R$640 million in 2Q17. In 3Q17 was reflected by a better operating margin in steel and mining, as well as financial results.

Adjusted EBITDA (R$ million)	3Q16	2Q17	3Q17	Change
3Q17	x	2Q17	3Q17	x	3Q16
Profit (Loss) for the Period	(67)	(640)	256	-	-
(-) Depreciation	311	356	344	(3%)	11%
(+) Income Tax and Social Contribution	123	145	128	(12%)	4%
(-) Net Financial Result	744	829	278	(66%)	(63%)
EBITDA (CVM Instruction 527)	1,118	689	1,006	46%	(10%)
(+) Other Operating Income/Expenses	8	99	98	(1%)	-
(+) Share of Profit (Loss) of Investees	(26)	(39)	(38)	(3%)	46%
(-) Proportionate EBITDA of Jointly-Owned Subsidiaries	138	148	147	(1%)	7%
Adjusted EBITDA	1,232	896	1,213	35%	(2%)

For further information, please visit our website: www.csn.com.br/ri	2

3Q17 Earnings

¹The Company discloses adjusted EBITDA excluding interests in investments and other operating income (expenses) in the belief that these items should not be considered when calculating recurring operating cash flow.

•         Adjusted EBITDA amounted to R$1,213 million in 3Q17, versus R$896 million in the previous quarter, 35% up, accompanied by an adjusted EBITDA margin of 24%, due to higher performance of iron and steel.

¹The adjusted EBITDA margin is calculated as the ratio between adjusted EBITDA and adjusted net revenue, considering the stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI.

Debt

The adjusted amounts of EBITDA, debt and cash include the stakes of 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI, as well as financial investments used as collateral for exchange operations on the BM&FBovespa. On June 30, 2017, consolidated net debt totaled R$26,754 million, while the net debt/EBITDA ratio, calculated based on LTM adjusted EBITDA, stood at 5.5x.

3

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3Q17 Earnings

Foreign Exchange Exposure

The FX exposure of our consolidated balance sheet on September 30, 2017 was US$742 million, as shown in the table below.

The hedge accounting adopted by CSN correlates projected export inflows in dollars with part of the scheduled debt payments in the same currency. Therefore, the exchange variation of the dollar-denominated debt is temporarily booked under shareholders’ equity, being recorded in the income statement when dollar revenues from exports are received.

Foreign Exchange Exposure	IFRS
(US$ million)	6/30/2017	9/30/2017
Cash	890	846
Accounts Receivable	404	387
Total Assets	1,296	1,236
Borrowings and Financing	(4,324)	(4,329)
Suppliers	(70)	(37)
Other Liabilities	(13)	(5)
Total Liabilities	(4,407)	(4,370)
Foreign Exchange Exposure	(3,110)	(3,135)
Notional Amount of Derivatives Contracted, Net	-	-
Cash Flow Hedge Accounting	1,421	1,393
Net Foreign Exchange Exposure	(1,689)	(1,742)
Perpetual Bonds	1,000	1,000
Net Foreign Exchange Exposure excluding Perpetual Bonds	(689)	(742)

Capex

CSN invested R$293 million in 3Q17. The cumulative amount in 2017 was much lower than 2016..

Capex (R$ million)	3Q16	2Q17	3Q17
Steel	133	102	119
Mining	56	106	115
Cement	157	20	34
Logistics	36	11	19
Other	0	0	6
Total Capex - IFRS	382	239	293

Working Capital

Working capital invested in the Company’s business totaled R$2.935 million in 3Q17, R$662 million less than in 2Q17, chiefly due to the decrease in inventories and accounts receivable R$ 199 million and R$ 174 million respectively . On a same comparison basis, the average receivable period decreased by four days, while inventory turnover fell by nine days and the average payment period moved up by two days.

In order to calculate working capital, CSN adjusts its assets and liabilities as shown below:

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3Q17 Earnings

•         Accounts Receivable: Excludes Dividends Receivable, Advances to Employees and Other Credits.

•         Inventories: Includes Estimated Losses and excludes Spare Parts, which is not part of the cash conversion cycle, and will be subsequently booked under Fixed Assets when consumed.

•         Recoverable Taxes: Composed only by the Income (IRPJ) and Social Contribution (CSLL) Taxes amount included in Recoverable Taxes.

•         Taxes Payable: Composed of Taxes Payable under Current Liabilities plus Taxes in Installments.

•         Advances from Clients: Subaccount of Other Liabilities recorded under Current Liabilities.

•         Suppliers: Includes Forfaiting and Drawee Risk.

Working Capital (R$ million)	3Q16	2Q17	3Q17	Change
3Q17	x	2Q17	3Q17	x	3Q16
Assets	4,953	6,252	5,868	(383)	915
Accounts Receivable	1,789	2,300	2,127	(174)	338
Inventories	3,002	3,744	3,545	(199)	543
Recoverable Taxes	162	207	196	(11)	34
Liabilities	2,287	2,655	2,933	278	646
Suppliers	1,690	2,078	2,250	172	560
Payroll and Related Charges	287	294	296	2	10
Taxes Payable	248	183	279	96	31
Advances from Clients	63	100	108	9	45
Working Capital	2,666	3,597	2,935	(662)	269

Average Period (days)	3Q16	2Q17	3Q17	Change
3Q17	x	2Q17	3Q17	x	3Q16
Receivables	34	41	37	(4)	3
Supplier Payment	49	59	61	2	12
Inventories	87	106	97	(9)	10
Financial Cycle	72	88	73	(15)	1

Results by Segment

The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Cement and Energy.  The main assets and/or companies comprising each segment are presented below:

Notes: As of 2013, the Company ceased the proportional consolidation of its jointly-owned subsidiaries Namisa, MRS and CBSI. For the purpose of preparing and presenting the information by business segment, Management opted to maintain the proportional consolidation of its jointly-owned subsidiaries, in line with historical data. In the reconciliation of CSN’s consolidated results, these companies’ results are eliminated in the “Corporate Expenses/Elimination” column.

For further information, please visit our website: www.csn.com.br/ri	5

3Q17 Earnings

³Since the end of 2015 results, after the combination of CSN’s mining assets (Casa de Pedra, Namisa and Tecar), the consolidated result have included all the information related to this new company.

Net Revenue by Segment  – 3Q17  (R$ million)

Adjusted EBITDA by Segment – 3Q17 (R$ million)

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3Q17 Earnings

			Logistics	Logistics
Results 3Q17	Steel	Mining	(Port)	(Railways)	Cement	Energy	Corporate/Eli	Consolidated
(R$ MM)							minations
Net Revenue	3.399	1.204	60	364	142	103	(462)	4.810
Domestic Market	2.133	218	60	364	142	103	(638)	2.382
Foreign Market	1.265	986	-	-	-	-	176	2.427
Cost of Goods Sold	(2.845)	(719)	(37)	(242)	(151)	(74)	471	(3.597)
Gross Profit	553	486	23	122	(9)	29	8	1.213
Selling, General and Administrative Expenses	(253)	(40)	(6)	(21)	(20)	(7)	(143)	(491)
Depreciation	165	122	4	63	30	5	(45)	344
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	147	147
Adjusted EBITDA	465	568	21	164	1	27	(33)	1.213

			Logistics	Logistics
Results 2Q17	Steel	Mining	(Port)	(Railways)	Cement	Energy	Corporate/Eli	Consolidated
(R$ MM)							minations
Net Revenue	3.055	1.067	52	364	114	111	(452)	4.311
Domestic Market	1.749	246	52	364	114	111	(674)	1.963
Foreign Market	1.305	821	-	-	-	-	222	2.348
Cost of Goods Sold	(2.628)	(742)	(38)	(244)	(126)	(71)	523	(3.326)
Gross Profit	426	325	15	121	(13)	40	71	985
Selling, General and Administrative Expenses	(271)	(42)	(7)	(23)	(20)	(7)	(222)	(592)
Depreciation	172	124	4	65	33	6	(48)	356
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	147	147
Adjusted EBITDA	327	408	12	163	(0)	39	(53)	896

Steel

According to the World Steel Association (WSA), global crude steel production totaled 1.1 billion tonnes until August 2017, 4.9% more than in the same period last year. According to the Brazilian Steel Institute – IABr, domestic crude steel production came to 22.5 million tonnes, 9.3% up. Apparent steel consumption grew by 4.5%, to 12.6 million tonnes, with domestic sales of 11 million tonnes and imports of 1.6 million tonnes. Exports totaled 9.8 million tonnes, 12.9% more than in the same period last year. According to INDA (the Brazilian Steel Distributors’ Association), in the first eight months, steel purchases by distributors declined by 1.9% year-on-year, totaling 1.9 million tonnes. Inventories stood at 897,500 tonnes at the end of August, 2.7% more than in the previous month, while inventory turnover fell to 3 months.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 1.9 million units in the first nine months of 2017, 27% up on the same period in 2016. In the same period, new light car, commercial vehicle, truck and bus licensing increased by 11% to 1.4 million units.

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials fell by 6.1% in the year through August 2017 over the same period in 2016.

For further information, please visit our website: www.csn.com.br/ri	7

3Q17 Earnings

Home Appliances

According to IBGE (the Brazilian Institute of Geography and Statistics), home appliance production in the year through August increased by 10.1% over the same period last year.

Results from CSN’s Steel Operation

•	Total sales came to 1,301 tonnes in 3Q17, 11% higher than 2Q17, broken down as follows: 62% from the domestic market, 32% from our subsidiaries abroad and 6% from exports.
•	In 3Q17, CSN’s domestic steel sales came to 802,000 tonnes, 23% higher than in 2Q17. Of this total, 730,000 tonnes corresponded to flat steel and 72,000 tonnes to long steel.
•	Foreign steel sales amounted to 499,000 tonnes in 3Q17, 4% down on the previous three months. Of this total, exports reached 74,000 tonnes, the overseas subsidiaries sold 425,000 tonnes, 155,000 of which by LLC, 177,000 by SWT and 92,000 by Lusosider.
•	In the third quarter, CSN maintained its high share of coated products as a percentage of total sales volume, following the strategy of adding more value to its product mix. Sales of coated products such as galvanized items and tin plate accounted for 56% of flat steel sales, considering all the markets in which the Company operates. The foreign market was one of the quarter's highlights, with the share of coated products remaining high, at 88% in 3Q17.
•	Net revenue totaled R$3,399 million in 3Q17, 11% up on 2Q17. Net average revenue per tonne stood at R$2,519,in line with 2Q17.

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3Q17 Earnings

•         The slab production reached 1.1 million tonnes in 3Q17, in line with 2Q17. Flat rolled steel production totaled 903,000 tonnes.

Flat Steel Production (Parent Company)	3Q16	2Q17	3Q17	Change
(thousand tonnes)				3Q17	x	2Q17	3Q17	x	3Q16
Total Slabs (President Vargas Plant + Third Parties)	857	1,108	1,069	(4%)			25%
Slab Production	738	1,070	1,065	0%			44%
Third-Party Slabs	119	38	4	-			(96%)
Total Rolled Flat Steel	835	943	903	(4%)			8%
Total Long Products	90	56	50	(10%)			(44%)

•         COGS moved up by 8% over the previous quarter, to R$2,845 million, chiefly due the higher sale volume.

•          The production cost amounted to R$1,906 million in 3Q17, 9% more than in 2Q17, particularly due to the better prices in purchase of raw material, especially to ore price, increased own consumption of coke, in addition to the end of maintenance of the blast furnace #3 and the hot strip mill.

•         The slab production cost came to R$1,286/t, 9% down on 2Q’s R$1,414.

•         Adjusted EBITDA amounted to R$465 million in 3Q17, 42% up on the R$327 million recorded in 2Q17, accompanied by a 3 p.p. incline the quarter before. Adjusted EBITDA margin increased to 13.7%, 3p.p. higher than in the previous quarter.

Mining

After the sharp drop in prices in 2Q17, the closure of induction furnaces in China was a result of a decrease in steel supply, raising the utilization levels of the plants’ installed capacity and margins. In this context, the commodity’s price averaged US$70.90/dmt (Platts, Fe62%, N. China) in 3Q17, 13% up on the previous quarter.

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3Q17 Earnings

In 3Q17, seaborne freight charges continued positively impacted by higher export volumes and, additionally, a recovery in oil prices. In this scenario, maritime freight costs on Route CI-C3 (Tubarão-Qingdao) averaged US$15.13/t in 3Q17, 12% up on 2Q17.

Results from CSN’s Mining Operations

•         In 3Q17, iron ore production totaled 7.7 million tonnes, 3% down on 2Q17, 1.4 million tonnes volume was purchased by third parties.

•         Iron ore sales  reached 7.9 million tonnes in 3Q17, 2% up on 2Q17. In the quarter, 1.3 million tonnes from CSN Mineração were sold to CSN’s Presidente Vargas Plant.

Production Volume and Mining Sales	3Q16	2Q17	3Q17	Change
(thousand t)				3Q17 x 2Q17	3Q17 x 3Q16
Iron Ore Production¹	8.553	7.948	7.738	-3%	-10%
Third Parties Purchase	797	167	1.419	752%	78%
Total Production + Purchase	9.350	8.114	9.157	13%	-2%
UPV Sale	1.114	1.307	1.321	1%	19%
Third Parties Sales Volume	9.116	6.511	6.632	2%	-27%
Total Sales	10.230	7.818	7.953	2%	-22%

•        Net revenue from mining operations totaled R$1,204 million, 13% higher than in 2Q17. CFR+FOB unit revenue stood at US$55,7/t, 13% more than in 2Q17, while the iron ore price index (Platts, 62% Fe, N. China) also fell by 13% in the same period.

•        Mining COGS came to R$719 million in 3Q17, 3% lower than in 2Q17.

•    Adjusted EBITDA totaled R$568 million in 3Q17, 39% up on 2Q17, with an adjusted EBITDA margin of 47%, 8.9 p.p. more than in 2Q17.

The table above shows the price of the two modalities, CFR+FOB.

Logistics

Railway Logistics: Net revenue stood at R$364 million in 3Q17, generating EBITDA of R$164 million, accompanied by an EBITDA margin of 45%.

Port Logistics: Sepetiba Tecon handled nearly 51,000 containers, in addition to  250,000 tonnes of steel products. Net revenue totaled R$60 million, generating EBITDA of R$21 million, accompanied by an EBITDA margin of 35%.

For further information, please visit our website: www.csn.com.br/ri	10

3Q17 Earnings

				Change
Sepetiba TECON Highlights	3Q16	2Q17	3Q17	3Q17 x 2Q17	3Q17 x 3Q16
Containers Volume (thousand units)	34	39	51	31%	49%
Steel Products Volume (thousand t)	127	212	250	18%	97%
General Cargo Volume (thousand t)	5	1	0	-61%	-95%

Cement

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 40.5 million tonnes from January to September 2017, 7.4% less than in the same period the year before.

Results from CSN’s Cement Operations

In 3Q17, cement sales totaled 982,000 tonnes, 17% up on 2Q17, while net revenue amounted to R$142 million.

Cement Highlights				Change
(thousand t)	3Q16	2Q17	3Q17	3Q17 x 2Q17	3Q17 x 3Q16
Total Production	859,78128	840,752	982	17%	14%
Total Sales	849,95745	830,625	998	20%	17%

Energy

According to the Energy Research Company (EPE), the trend of stability in the energy market continued in August, with consumption edging down 0.1% year-over-year, to 37,583 GWh. In the year through August, consumption remained in line with the same period last year. Considering the Brazilian regions, the South grew by 4.0% and the North by 3.4%, while the Northeast fell by 2.1%, the Southeast by 1.3% and the Midwest by 0.1%. The captive market of the distribution companies fell by 6.3% in the month, while free consumption increased by 15.3%.

Results from CSN’s Energy Operations

In 3Q17, net revenue from energy operations totaled R$103 million, EBITDA stood at R$27 million and EBITDA margin was 26.5%.

For further information, please visit our website: www.csn.com.br/ri	11

3Q17 Earnings

Capital Market

CSN’s shares appreciated by 32% in 3Q17, while the IBOVESPA moved up by 17%. Daily traded volume on the BM&FBovespa averaged R$72.6 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) appreciated by 17%, versus the Dow Jones’ 4% appreciation. On the NYSE, daily traded volume of CSN’s ADRs averaged US$7.4 million.

3Q17
Number of shares in thousands	1,387,524
Market Cap:
Closing price (R$/share)	9.61
Closing price (US$/ADR)	2.96
Market cap (R$ million)	13,334
Market cap (US$ million)	4,107
Total return including dividends and interest on equity
CSNA3	32%
SID	32%
Ibovespa	17%
Dow Jones	4%
Volume
Daily average (thousand shares)	8,311
Daily average (R$ thousand)	72,650
Daily average (thousand ADRs)	2,684
Daily average (US$ thousand)	7,405
Source: Bloomberg

Webcast - 3Q17 Earnings Presentation	Investor Relations Team

Conference Call in Portuguese with Simultaneous Translation into English

October 31, 2017 – Tuesday

12:30 p.m. (US EDT)

02:30 p.m. (Brasília time)

Phone: +1 (516) 300-1066

Code: CSN

Replay phone: +55 (11) 3127-4999

Replay code: 86131824

Conference ID: CSN

Webcast: www.csn.com.br/ri

Executive Officer – David Salama Leo Shinohara (leonardo.shinohara@csn.com.br) Jose Triques (jose.triques@csn.com.br) Carla Fernandes (carla.fernandes@csn.com.br) Bruno Souza (bruno.souza@csn.com.br)

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

For further information, please visit our website: www.csn.com.br/ri	12

3Q17 Earnings

INCOME STATEMENT
CONSOLIDATED – Corporate Law (In thousand of R$)
	3Q16	Unaudited 2Q17	Unaudited 3Q17
Net Revenues	4,469,240	4,310,609	4,809,671
Domestic Market	2,100,371	1,962,864	2,382,265
Foreign Market	2,368,869	2,347,745	2,427,406
Cost of Goods Sold (COGS)	(3,157,057)	(3,325,893)	(3,596,936)
COGS, excluding depreciation	(2,851,368)	(2,977,952)	(3,260,372)
Depreciation allocated to COGS	(305,689)	(347,941)	(336,564)
Gross Profit	1,312,183	984,716	1,212,735
Gross Margin (%)	29%	23%	25%
Selling expenses	(403,112)	(477,063)	(412,345)
General and administrative expenses	(114,429)	(106,801)	(70,646)
Depreciation allocated to SG&A	(5,662)	(7,829)	(7,727)
Other operation income (expense), net	(7,723)	(99,025)	(97,824)
Share of profits (losses) of investees	26,117	39,393	38,002
Operational Income before Financial Results	807,374	333,391	662,195
Net Financial Results	(744,345)	(828,619)	(277,797)
Profit before finance income (costs) and taxes	63,029	(495,228)	384,398
Income Tax and Social Contribution	(122,796)	(144,728)	(128,214)
Continued operations, net	(59,767)	(639,956)	256,184
Discontinued Operations, Net	(6,984)	-
Profit / Loss before period	(66,751)	(639,956)	256,184

For further information, please visit our website: www.csn.com.br/ri	13

3Q17 Earnings

BALANCE SHEET
Company Corporate Law (In Thousand of R$)
	Consolidated
	12/31/2016	Unaudited 09/31/2017
Current assets	12,444,918	11,653,843
Cash and cash equivalents	5,631,553	4,138,770
Trade receivables	1,997,216	2,240,375
Inventories	3,964,136	4,246,458
Other current assets	852,013	1,028,240
Non-current assets	31,708,705	32,219,870
Long-term receivables	1,745,971	1,778,197
Investments measured at amortized cost	4,568,451	5,293,244
Property, plant and equipment	18,135,879	17,875,819
Intangible assets	7,258,404	7,272,610
Total assets	44,153,623	43,873,713
Current liabilities	5,496,683	7,848,924
Payroll and related taxes	253,837	296,167
Suppliers	1,763,206	2,249,151
Taxes payable	231,861	269,168
Borrowings and financing	2,117,448	3,983,810
Other payables	1,021,724	950,560
Provision for tax, social security, labor and civil risks	108,607	100,068
Non-current liabilities	31,272,419	28,058,141
Borrowings and financing	28,323,570	25,020,128
Deferred Income Tax and Social Contribution	1,046,897	1,167,974
Other payables	131,137	129,811
Provision for tax, social security, labor and civil risks	704,485	718,592
Other provisions	1,066,330	1,021,636
Shareholders’ equity	7,384,521	7,966,648
Paid-in capital	4,540,000	4,540,000
Capital reserves	30	30
Acumulated Losses	(1,301,961)	(1,649,259)
Statutory reserve	2,956,459	3,804,741
Non-controlling interests	1,189,993	1,271,136
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	44,153,623	43,873,713

For further information, please visit our website: www.csn.com.br/ri	14

3Q17 Earnings

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law (In Thousand of R$)
	Unaudited 2Q17	Unaudited 3Q17
Net cash generated by operating activities	(386,723)	585,411
(Net Losses) / Net income attributable to controlling shareholders	(659,394)	226,466
Loss for the period attributable to non-controlling interests	19,438	29,718
Charges on borrowings and financing	616,247	561,341
Depreciation, depletion and amortization	366,400	355,400
Share of profits (losses) of investees	(39,393)	(38,002)
Deferred income tax and social contribution	72,069	37,309
Foreign exchange and monetary variations, net	431,813	(414,301)
Write off fixed assets and intangible	(17,016)	4,484
Environmental liabilities and Deactvation Provisions	(38,076)	(9,136)
Fiscal, Social Security, Labor, Civil and Environmental Provisions	31,635	(46,068)
Working Capital	(606,281)	502,326
Accounts Receivable	(469,861)	163,272
Trade Receivables – Related Parties	39,655	(7,165)
Inventory	(136,027)	184,935
Interest receive - Related Parties	(4,536)	(6,748)
Judicial Deposits	(8,137)	(9,323)
Suppliers	104,457	183,578
Taxes and Contributions	(61,144)	41,197
Others	(70,688)	(47,420)
Others Payments and Receipts	(564,165)	(624,126)
Interest Expenses	(564,165)	(624,126)
Cash Flow from Investment Activities	(234,503)	(297,953)
Fixed Assets/Intangible	(239,127)	(288,498)
Derivative transactions	4,457	10,717
Loans / Receive loans - related parties	2,644
Short-term investment, net of redeemed amount	(2,477)	(20,172)
Cash Flow from Financing Companies	(92,624)	(500,336)
Borrowings and financing raised, net of transaction costs		171,000
Borrowing amortizations - principal	(92,624)	(671,336)
Foreign Exchange Variation on Cash and Cash Equivalents	(10,607)	2,971
Free Cash Flow	(724,457)	(209,907)

For further information, please visit our website: www.csn.com.br/ri	15

3Q17 Earnings

SALES VOLUME CONSOLIDATED (thousand tonnes)

	3Q16	2Q17	3Q17	Change
				3Q17 x 2Q17	3Q17 x 3Q16
Flat Steel	682	592	730	138	48
Slabs	-	-	1	1	1
Hot Rolled	233	216	267	52	34
Cold Rolled	129	117	155	38	27
Galvanized	218	191	234	43	15
Tin Plates	102	68	73	4	(29)
Long Steel UPV	49	60	72	12	24
DOMESTIC MARKET	730	652	802	150	72

	3Q16	2Q17	3Q17	3Q17 x 2Q17	3Q17 x 3Q16
Flat Steel	282	316	321	5	39
Hot Rolled	16	14	16	1	(0)
Cold Rolled	19	24	22	(2)	3
Galvanized	212	232	233	1	20
Tin Plates	35	46	51	5	16
Long Steel (profiles)	159	205	177	(27)	18
FOREIGN MARKET	441	521	499	(23)	58

	3Q16	2Q17	3Q17	3Q17 x 2Q17	3Q17 x 3Q16
Flat Steel	964	909	1.051	142	87
Slabs	-	-	1	1	1
Hot Rolled	249	230	283	53	34
Cold Rolled	148	141	177	36	29
Galvanized	431	423	466	43	35
Tin Plates	136	115	124	9	(12)
Long Steel UPV	49	60	72	12	23
Long Steel (profiles)	159	205	177	(28)	18
TOTAL MARKET	1.172	1.174	1.301	127	129

For further information, please visit our website: www.csn.com.br/ri	16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 30, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.